18000163

OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. [X] Comptroller of the Currency
   - B. [ ] Board of Governors of the Federal Reserve System
   - C. [ ] Federal Deposit Insurance Corporation
   - D. [ ] Securities and Exchange Commission

2. Conducts business as:
   - A. [ ] Government Securities Broker
   - B. [ ] Government Securities Dealer
   - C. [X] Government Securities Broker and Dealer

3. Filing status of notice:
   - A. [ ] Notice
   - B. [ ] Amendment

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 10 2018
REGISTRATIONS BRANCH
04

4. A. Full name of the financial institution FTN Financial Capital Markets

   B. Address of principal office of financial institution:

   845 Crossover Lane, Suite 150
   Address
   Memphis | TN | 38117
   City | State | Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Same
   Address

   City | State | Zip Code

   D. Mailing address if different from (B) or (C):

   Same
   Address

   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

Name	Title	Area Code / Phone Number
Penny Michael	VP, Compliance Officer	901-435-8645

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. [X] Yes B. [ ] No

(If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
See Attached List				

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

See Attached List

Last / First / Middle	Title
Last / First / Middle	Title
Last / First / Middle	Title
Last / First / Middle	Title
Last / First / Middle	Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. [X] Yes B. [ ] No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Penny Elaine Michael

Name (First, Middle, Last)

VP, Compliance Officer

Title

Penny Michael

Signature

5/7/18

Date

FTN FINANCIAL CAPITAL MARKETS G-FIN AMENDMENT
May 7, 2018

#5 Additional Locations

All offices below conduct government securities broker/dealer activities. They also transact business in municipals, CD's, mortgages, government guaranteed loans and securities, and money market instruments.

99 Derby Street, Suite 200
Hingham, MA 02043

500 West Madison Street, Suite 1705
Chicago, IL 60661

Sterling Plaza
5949 Sherry Lane, Suite 1470
Dallas, TX 75225

Lighton Tower
7500 College Blvd, Suite 1170
Overland Park, KS 66210

The Terrace
2381 Rosecrans Avenue, Suite 435
El Segundo, CA 90245

One St. Louis Centre, Suite 3000
Mobile, AL 36602

444 Madison Avenue
9th Floor
New York, NY 10022

17015 N Scottsdale Road, Suite 220
Scottsdale, AZ 85255

1601 Market Street
Suite 3300
Philadelphia, PA 19103

3344 Peachtree Road
Suite 1965
Atlanta, GA 30326

33 Queens Street
Suite 302
Syosset, NY 11791

50 California Street
Suite 1552
San Francisco, CA 94111

1691 Michigan Avenue
Suite 210
Miami Beach, FL 33139

100 Chesterfield Business Parkway
Suite 200, Office 286
Chesterfield, MO 63005

201 International Circle
Suite 230
Hunt Valley, MD 21030

633 W. 5th Street
Suite 2676
Los Angeles, CA 90071

980 9th Street
16th Floor, Suite 4
Sacramento, CA 95814

Branch closed effective April 30, 2018

3333 Warrenville Road
Suite 760
Lisle, IL 60532

Suite Number update.

7 Waterfront Plaza
500 Ala Moana Blvd, Suite 400
Honolulu, HI 96813

47 Maple Street
The Atrium Suite 201 A
Summit, NJ 07901

211 Franklin Road
Suite 300
Brentwood, TN 37027

920 Memorial City Way
11th Floor
Houston, TX 77024

401 RR 620 South
Suite 350
Austin, TX 78734

6500 River Place Blvd
Building 7, Suite 250
Austin, TX

17721 Rogers Ranch Pkwy
Suite 145
San Antonio, TX 78258

900 South Shackelford Road
Suite 300
Little Rock, AR 72211

100 South Ashley Drive
Suite 609
Tampa, FL 33602

1017 East Morehead Street
2nd Floor
Charlotte, NC 28204 — ***New Branch effective May 2, 2018***

125 Half Mile Road
Suite 200
Red Banks, NJ 07701 — ***New Branch effective May 7, 2018***

#6 Management, Direction, or Supervision

Name	**Title**
Mike Kisber	President
Tim Romanow	Trading Manager/Wholesale Markets
Joel Ross	Risk Control Manager
Steve Twersky	Portfolio Strategies Manager
Jim Vogel	Interest Rates Strategist
Bill Buck	Operations Manager
Mike Waddell	Chief Operating & Financial Officer
Michael Allen	Municipal Trading and Underwriting
Ajay Thomas	Head of Public Finance
Rodney Turner	National Sales Manager
Steve Walsh	Sales Manager
Jack Rosell	Sales Manager
Bert Jennings	Sales Manager
Heather MacGregor	Sales Manager
Vernon Outlaw	Sales Manager
D.Ann Komar	Sales Manager
Jamie Augustine	Sales Manager
Penny Michael	Compliance Officer / AML BSA Officer